[CHINA DIGITAL WIRELESS, INC. LETTERHEAD]


June 21, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Charito Mittleman

         RE:      China Digital Wireless, Inc. (the "Company")
                  Withdrawal of Amendment No. 3 to Form SB-2, filed on July 29, 2005
                  Form Type:  SB-2/A
                  Accession No.:  0001010549-05-000525

Dear Ms. Mittleman:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of its above-referenced Amendment No. 3 to Registration Statement on Form SB-2, and hereby requests that an order consenting to the withdrawal be entered by the Securities and Exchange Commission.

         This request to withdraw Amendment No. 3 is submitted because the Registration Statement was declared effective on February 10, 2005 and Amendment No. 3 was inadvertently filed on July 29, 2005 as a pre-effective amendment to the Registration Statement, rather than as a post-effective amendment to the Registration Statement.

         Thank you for your assistance. Please direct any questions with respect to this letter to Teresa B. Sumearll or Kristy T. Harlan of the law firm of Preston Gates & Ellis LLP at (206) 623-7580.

                                                     Sincerely,


                                                      /s/ Fu Sixing
                                                     -----------------------
                                                     Fu Sixing
                                                     Chief Executive Officer